                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                                 LookSmart, Ltd.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   543442 10 7
                                   -----------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
         6205 Peachtree Dunwoody Road, Atlanta, GA 30328; (678) 645-0000
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 2003
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.         543442 10 7                                     PAGE 2 of 15
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF          CIM Investments, Inc.
      ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) [  ]
                                                               (B) [ X]

3     SEC USE ONLY

4     SOURCE OF FUNDS                                        Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)_____                                Not applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION                   Nevada

                           7   SOLE VOTING POWER                    -0-
          NUMBER OF
            SHARES
         BENEFICIALLY      8   SHARED VOTING POWER            8,621,324
           OWNED BY
             EACH
          REPORTING        9   SOLE DISPOSITIVE POWER               -0-
            PERSON
             WITH
                          10   SHARED DISPOSITIVE POWER       8,621,324



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               8,621,324

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.44%(1)


14     TYPE OF REPORTING PERSON                    CO

-----------------------

(1) Based on the 102,047,739 shares of Common Stock outstanding as of March 1, 2003 according to the facing page of LookSmart, Ltd.'s Form 10-K for the year ended December 31, 2002.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.         543442 10 7                                     PAGE 3 of 15
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF          Cox Interactive Media, Inc.
      ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) [  ]
                                                               (B) [ X]

3     SEC USE ONLY

4     SOURCE OF FUNDS                                        Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)_____                                Not applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

                           7   SOLE VOTING POWER                    -0-
          NUMBER OF
            SHARES
         BENEFICIALLY      8   SHARED VOTING POWER            8,621,324
           OWNED BY
             EACH
          REPORTING        9   SOLE DISPOSITIVE POWER               -0-
            PERSON
             WITH
                          10   SHARED DISPOSITIVE POWER       8,621,324



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               8,621,324

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.44%(1)


14     TYPE OF REPORTING PERSON                    CO

-----------------------

(1) Based on the 102,047,739 shares of Common Stock outstanding as of March 1, 2003 according to the facing page of LookSmart, Ltd.'s Form 10-K for the year ended December 31, 2002.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.         543442 10 7                                     PAGE 4 of 15
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF          Cox Enterprises, Inc.
      ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) [  ]
                                                               (B) [ X]

3     SEC USE ONLY

4     SOURCE OF FUNDS                                        Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)_____                                Not applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

                           7   SOLE VOTING POWER                    -0-
          NUMBER OF
            SHARES
         BENEFICIALLY      8   SHARED VOTING POWER            8,621,324
           OWNED BY
             EACH
          REPORTING        9   SOLE DISPOSITIVE POWER               -0-
            PERSON
             WITH
                          10   SHARED DISPOSITIVE POWER       8,621,324



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               8,621,324

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.44%(1)


14     TYPE OF REPORTING PERSON                    CO

-----------------------

(1) Based on the 102,047,739 shares of Common Stock outstanding as of March 1, 2003 according to the facing page of LookSmart, Ltd.'s Form 10-K for the year ended December 31, 2002.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.         543442 10 7                                     PAGE 5 of 15
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF          Barbara Cox Anthony
      ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) [  ]
                                                               (B) [ X]

3     SEC USE ONLY

4     SOURCE OF FUNDS                                        Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)_____                                Not applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION                         USA

                           7   SOLE VOTING POWER                    -0-
          NUMBER OF
            SHARES
         BENEFICIALLY      8   SHARED VOTING POWER            8,621,324
           OWNED BY
             EACH
          REPORTING        9   SOLE DISPOSITIVE POWER               -0-
            PERSON
             WITH
                          10   SHARED DISPOSITIVE POWER       8,621,324



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               8,621,324

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.44%(1)


14     TYPE OF REPORTING PERSON                    IN

-----------------------

(1) Based on the 102,047,739 shares of Common Stock outstanding as of March 1, 2003 according to the facing page of LookSmart, Ltd.'s Form 10-K for the year ended December 31, 2002.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.         543442 10 7                                     PAGE 6 of 15
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF          Anne Cox Chambers
      ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A) [  ]
                                                               (B) [ X]

3     SEC USE ONLY

4     SOURCE OF FUNDS                                        Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)_____                                Not applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION                          USA

                           7   SOLE VOTING POWER                    -0-
          NUMBER OF
            SHARES
         BENEFICIALLY      8   SHARED VOTING POWER            8,621,324
           OWNED BY
             EACH
          REPORTING        9   SOLE DISPOSITIVE POWER               -0-
            PERSON
             WITH
                          10   SHARED DISPOSITIVE POWER       8,621,324



11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               8,621,324

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        8.44%(1)


14     TYPE OF REPORTING PERSON                    IN

-----------------------

(1) Based on the 102,047,739 shares of Common Stock outstanding as of March 1, 2003 according to the facing page of LookSmart, Ltd.'s Form 10-K for the year ended December 31, 2002.

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 5 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on August 26, 1999 (the "Original 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 21, 2000, Amendment No. 2 to Schedule 13D filed on February 7, 2002, Amendment No. 3 to Schedule 13D filed on April 29, 2002 and Amendment No. 4 to
Schedule 13D filed on December 12, 2002 (the Original 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amendment No. 4 to Schedule 13D and this Amendment No. 5 to
Schedule 13D, are collectively referred to herein as the "Schedule 13D"), relating to the common stock, par value $.001 per share (the "Common Stock"), of LookSmart, Ltd., a Delaware corporation (the "Company"). Except as set forth herein, the Schedule 13D is unmodified, and all capitalized terms used herein, and not otherwise defined herein, shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND

         This report is being filed jointly by CIM Investments, Inc. ("CII"), Cox Interactive Media, Inc. ("CIM"), Cox Enterprises, Inc. ("CEI"), Barbara Cox Anthony and Anne Cox Chambers. CII is incorporated in the State of Nevada and CIM and CEI are incorporated in the State of Delaware. CII is a wholly owned subsidiary of CIM whose assets consist of stock in various companies, including the Common Stock of the Company. CIM is a holding company. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of (1) CII is 3773 Howard Hughes Pkwy., Suite 300N, Las Vegas, Nevada 89109; (2) CIM is 530 Means Street, N.W., Suite 200, Atlanta, GA 30318; and (3) CEI is 6205 Peachtree Dunwoody Road, Atlanta, GA 30328. The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

         CII is a wholly owned subsidiary of CIM, which is a wholly owned subsidiary of CEI. There are 604,501,707 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%);
(iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.1%); and (iv) 254 individuals and trusts exercise beneficial ownership over the remaining 6,366,120 shares (1.1%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.9%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Therefore, each of CIM and CEI, Anne Cox Chambers and Barbara Cox Anthony may also be deemed to be beneficial owners of the securities reported herein.

         The following information concerning the directors and executive officers of CII, CIM, CEI, Anne Cox Chambers and Barbara Cox Anthony is set forth in Exhibit 6:

                  (i)      name;

                  (ii)     residence or business address; and

                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the persons filing this report, none of CII, CIM, CEI, any of their respective executive officers or directors, Barbara Cox Anthony or Anne Cox Chambers have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the persons filing this report, none of CII, CIM, CEI, any of their respective executive officers or directors, Barbara Cox Anthony or Anne Cox Chambers have been a party to any civil proceeding of a judicial administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this report, all of the individuals listed on Exhibit 6 are citizens of the United States of America.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

         Pursuant to the Second Amended and Restated Investors' Rights Agreement, dated as of March 24, 1999 ("Investors' Agreement"), the Company notified CII of the Company's intention to file a registration statement for certain selling stockholders and of CII's right to include some or all of its shares of Common Stock on that registration statement. CII exercised its rights and registered 4,250,000 of its shares of Common Stock on the Company's registration statement.

         Between December 12, 2002 and April 14, 2003, CII sold an aggregate of 2,956,019 shares of the Company's Common Stock in open market transactions pursuant to a Company prospectus dated May 22, 2002, in which CII is named as a selling stockholder and which forms a part of the Company's registration statement on Form S-3, SEC file no. 333-87076.

         On April 16, 2003, CII fully exercised a Warrant to purchase up to 1,500,000 share of Common Stock at an exercise price of $2.50 per share. CII elected to deliver shares of Common Stock to satisfy the exercise price, and, therefore, CII received 431,623 additional shares of Common Stock in April 2003.

         On April 23, 2003, CII transmitted for filing with the Securities and Exchange Commission a Form 144, Notice of Proposed Sale, in accordance with Rule 144(h), reporting its intention to sell up to 2,153,139 shares in open market transactions over the subsequent three-month period. On April 23, 2003, CII sold 35,200 shares of the Company's Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, CII has, and CIM, CEI, Mrs. Chambers and Mrs. Anthony may be deemed to have, beneficial ownership over 8,621,324 shares of Common Stock. Based on the 102,047,739 shares of Common Stock outstanding as of March 1, 2003, according to the facing page of the Company's Form 10-K for the year ended December 31, 2002, these shares represent approximately 8.44% of the issued and outstanding shares of Common Stock of the Company.

         (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 8,621,324, (iii) with respect to which there is sole dispositive power is 0, and with respect to which there is shared dispositive power is 8,621,324.

         (c) Except as described in Item 4, none of CII, CIM, CEI, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Common Stock that was effected during the last 60 days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by CII or deemed to be beneficially owned by CIM, CEI, Mrs. Chambers and Mrs. Anthony.

         (e)      Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                Title of Exhibit

1 Joint Filing Agreement by and among Cox LOOK, Inc., CIM, CEI, Barbara Cox Anthony and Anne Cox Chambers (incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D, SEC File No. 005-56707).

2 Joinder of CII to the Joint Filing Agreement, by and among, CEI, CIM, Barbara Cox Anthony and Anne Cox Chambers, as amended (incorporated by reference to Exhibit 3 of Amendment No. 2 to Schedule 13D, Sec File No. 005-56707).

3 Warrant issued by the Company to CIM for the Company's Common Stock (incorporated by reference to
                           Exhibit 99.3 of Amendment No. 1 to Schedule 13D, SEC File No. 005-56707).

4 Second Amended and Restated Investors' Rights Agreement dated March 24, 1999 (incorporated by reference to Exhibit 4.2 of the Company's Registration Statement on Form S-1, SEC File No. 333-80581).

5 Development, Licensing and Affiliation Agreement between the Company and CIM, dated May 7, 1998 (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1, SEC File No. 333-80581).

6                          Executive Officers and Directors of CEI, CIM and CII.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              CIM INVESTMENTS, INC.


                                              By:  /s/ Andrew A. Merdek
                                                 ------------------------------
              Date:   April 25, 2003          Name: Andrew A. Merdek
                                              Title:  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           COX INTERACTIVE MEDIA, INC.


                                           By:     /s/ Andrew A. Merdek
                                               --------------------------------
              Date:   April 25, 2003       Name:   Andrew A. Merdek
                                           Title:  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            COX ENTERPRISES, INC.


                                            By:     /s/ Andrew A. Merdek
                                               --------------------------------
              Date:   April 25, 2003        Name: Andrew A. Merdek
                                            Title:  Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:        April 25, 2003           /s/ Anne Cox Chambers
                                               --------------------------------
                                               Anne Cox Chambers, by Andrew A.
                                               Merdek, her attorney-in-fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  April 25, 2003              /s/ Barbara Cox Anthony
                                            ----------------------------------
                                            Barbara Cox Anthony